UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number 001-42370

Mega Matrix Inc.

(Exact name of registrant as specified in its charter)

103 Tampines Street 86 #03-06

The Alps Residences

Singapore

+65 6914 9808

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Reclassification -- Entry into Repurchase Agreement for Class A Shares and Entry into Subscription Agreement for Class B Shares

On December 10, 2024, Mega Matrix Inc. (“the Company”) entered into a share repurchase agreement (“Repurchase Agreement”) and a share subscription agreement (“Subscription Agreement”) with Mr. Yucheng Hu, the Company’s Chairman and Chief Executive Officer, pursuant to which the Company effected a reclassification (“Reclassification”) through an issuance of 5,933,700 Class B ordinary shares, par value $0.001 (“Class B Shares”) to Mr. Hu at par value concurrent with the repurchase of 5,933,700 Class A ordinary shares, par value $0.001 (“Class A Shares”) held by Mr. Hu at par value in accordance with the Companies Act (As Revised) of the Cayman Islands and the applicable memorandum and articles of association. The repurchased Class A Shares shall be cancelled and available for future issuance, without affecting the Company’s authorized share capital. The closing of the Repurchase occurred on December 10, 2024.

The Reclassification is intended to support the Company’s management team’s ability to implement a sustainable development strategy and assist in the continuity of management in order to implement its short- and long-term business plan without being distracted by external financial market factors which, many times, are out of management’s control. Class A Shares and Class B Shares shall at all times vote together as one class, and each Class A Share shall be entitled to one (1) vote and each Class B Share shall be entitled to fifty (50) votes. Class B Shares are convertible into Class A Shares at the option of the holder. Following the closing of the Reclassification transaction, Mr. Hu beneficially owns approximately 89.57% voting power of the Company.

The Reclassification, Repurchase Agreement and Subscription Agreement were approved and authorized by the Company’s board of directors and its audit committee on December 3, 2024.

The foregoing description of the Repurchase Agreement and Subscription Agreement is not complete and is qualified in its entirety by reference to the full text of the form of the Repurchase Agreement and Subscription Agreement, which are filed as Exhibit 4.1 and Exhibit 4.2 to this Form 6-K and incorporated herein by reference.

Incorporation by Reference

This report and Exhibits 4.1 and 4.2 attached to this Form 6-K shall be deemed to be incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-277227) to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit	Exhibit Description
4.1	Form of Repurchase Agreement
4.2	Form of Subscription Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mega Matrix Inc.

Date: December 11, 2024	By:	/s/ Yucheng Hu
		Name:	Yucheng Hu
		Title:	Chairman

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